SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Amendment No. 21

Under the Securities Exchange Act of 1934 Information to be included in statements filed pursuant to Rule 13D-1(A) and Amendments thereto filed pursuant to Rule 13D-2(A)

JUNO LIGHTING, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

482047206

(CUSIP Number)

Kevin Baker Vice President and Secretary Fremont Investors I, L.L.C. Fremont Investors I CS, L.L.C. 199 Fremont Street - Suite 2300 San Francisco, California 94105 Telephone: (415) 284-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

August 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule13d-1(f) or Rule 13d-(1)(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482047206	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT INVESTORS I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,609,447

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,609,447

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 482047206	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,207,313

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,207,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,207,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%

14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 482047206	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FP ADVISORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,207,313

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,207,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,207,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.2%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 482047206	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,209,340

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,209,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,209,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 482047206	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,209,340

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,209,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,209,340

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 482047206	SCHEDULE 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT INVESTORS I CS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 597,866

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 597,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 482047206	SCHEDULE 13D	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FREMONT PARTNERS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,027

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1. Security and Issuer.

This amendment (this “Statement”) amends and supplements the amended and restated statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the “Original Reporting Persons”) on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated September 30, 1999, as amended and restated on December 10, 1999, as amended and restated on March 9, 2000, as amended and restated on June 8, 2000, as amended and restated on September 19, 2000, as amended and restated on October 9, 2000, as amended on October 23, 2000, as amended on February 14, 2001, as amended on March 5, 2001, as amended on June 8, 2001, as amended on September 6, 2001, as amended on December 11, 2001, as amended on March 11, 2002, as amended on June 5, 2002, as amended on September 4, 2002, as amended on December 12, 2002, as amended on March 7, 2003, and as amended on June 6, 2003. This Statement relates to the Common Stock (the “Common Stock” or the “Shares”) of Juno Lighting, Inc., a Delaware corporation (the “Company”), into which the Series A Convertible Preferred Stock of the Company (the “Preferred Stock”) is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the “Reporting Persons”). The address of the Company’s principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3. Source and Amount of Funds or Other Consideration.

On August 31, 2003, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount.

Item 4. Purpose of the Transaction.

All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of August 31, 2003, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 5,609,447 shares of Common Stock or 68.9% of the Common Stock of the Company.

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As of August 31, 2003, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 6,207,313 shares of Common Stock, or 76.2% of the Common Stock of the Company.

As of August 31, 2003, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C., and (iii) the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 6,209,340 shares of Common Stock, or 76.3% of the Common Stock.

Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 597,866 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

(b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners,

11

L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 597,866 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), owned directly by Fremont Partners, L.L.C. and the underlying Common Stock.

Each of the Reporting Persons, as part of a “group” pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 6,209,340 shares of Common Stock on an as-converted basis, or 76.3% of the Common Stock of the Company.

(c) On August 31, 2003 a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 5,609,447 shares of Common Stock. This represents an increase of 109,989 shares in the number of shares of Common Stock into which such Preferred Stock is convertible. After such increase in the Stated Amount the 380 shares of Preferred Stock owned directly or beneficially by Fremont Partners, L.L.C. are convertible into 2,027 shares of Common Stock. This represents an increase of 40 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

(d) - (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item 7. Material to be Filed as Exhibits.

The following documents are each incorporated by reference herein.

(1) Joint Filing Agreement, dated as of February 13, 2001 by and between Fremont Investors, I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (filed as an exhibit to Amendment No. 10 to Schedule 13D).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2003

FREMONT INVESTORS I, L.L.C., FREMONT INVESTORS I CS, L.L.C., FREMONT PARTNERS, L.P., FP ADVISORS, L.L.C., FREMONT GROUP, L.L.C., FREMONT INVESTORS, INC., and FREMONT PARTNERS, L.L.C.

By:	/s/ Mark N. Williamson

Name:	Mark N. Williamson
Title:	Executive Officer or Executive Officer of a partner, member or manager of each Reporting Person

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